UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

             Beginning January 1, 2002 and Ending December 31, 2002
                       ---------------           -----------------




                                     TO THE

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       OF

                          KEYSPAN UTILITY SERVICES LLC
                          ----------------------------
                        (Exact Name of Reporting Company)



A                          Subsidiary                         Service Company
             ---------------------------------------
                ("Mutual" or "Subsidiary")

Date of Incorporation       May 7, 1998
                            -----------
If not Incorporated, Date of Organization       N/A
                                                ---
State of Sovereign Power under which Incorporated or Organized       New York
                                                                     --------

Location of Principal Executive Offices of Reporting Company       Brooklyn, NY
                                                                   ------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 Theresa A. Balog Vice President and Controller
            --------------------------------------------------------
                     (Name)                    (Title)

                    One Metrotech Center, Brooklyn, NY 11201
                    ----------------------------------------
                                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                               KEYSPAN CORPORATION
                               -------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                                            Schedule or             Page
Description of Schedules and Accounts                                                     Account Number           Number
-------------------------------------------------------                                 --------------------   -----------
     COMPARATIVE BALANCE SHEET                                                          Schedule I                  4-5
         SERVICE COMPANY PROPERTY                                                       Schedule II                  6
         ACCUMULATED PROVISION FOR  DEPRECIATION  AND
           AMORTIZATION OF SERVICE COMPANY PROPERTY                                     Schedule III                 7
         INVESTMENTS                                                                    Schedule IV                  8
         ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                                   Schedule V                   9
         FUEL STOCK EXPENSES UNDISTRIBUTED                                              Schedule VI                  10
         STORES EXPENSE UNDISTRIBUTED                                                   Schedule VII                 11
         MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                       Schedule VIII                12
         MISCELLANEOUS DEFERRED DEBITS                                                  Schedule IX                  13
         RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                            Schedule X                 14-15
         PROPRIETARY CAPITAL                                                            Schedule XI                  16
         LONG-TERM DEBT                                                                 Schedule XII                 17
         CURRENT AND ACCRUED LIABILITIES                                                Schedule XIII                18
         NOTES TO FINANCIAL STATEMENTS                                                  Schedule XIV               19-24


     COMPARATIVE INCOME STATEMENT                                                       Schedule XV                  25
         ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                      Account 457                  26
         ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                                   Account 458                  27
         ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
           NONASSOCIATE COMPANIES                                                       Schedule XVI                 28
         SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
           SERVICE FUNCTION                                                             Schedule XVII              29-30
         DEPARTMENTAL ANALYSIS OF SALARIES                                              Account 920                  31
         OUTSIDE SERVICES EMPLOYED                                                      Account 923                  32
         EMPLOYEE PENSIONS AND BENEFITS                                                 Account 926                  33
         GENERAL ADVERTISING EXPENSES                                                   Account 930.1                34
         MISCELLANEOUS GENERAL EXPENSES                                                 Account 930.2                35
         RENTS                                                                          Account 931                  36
         TAXES OTHER THAN INCOME TAXES                                                  Account 408                  37
         DONATIONS                                                                      Account 426.1                38
         OTHER DEDUCTIONS                                                               Account 426.5                39
         NOTES TO STATEMENT OF INCOME                                                   Schedule XVIII               40
         FINANCIAL DATA SCHEDULE                                                        Schedule XIX                 41

     ORGANIZATION CHART                                                                                              42

     METHODS OF ALLOCATION                                                                                         43-47

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                                      48


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                                        As of December 31,
                                                                                       ------------------------------------------
ACCOUNT                                     DESCRIPTION                                      2002                    2001
---------      ----------------------------------------------------------------------- ------------------      ------------------

               ASSETS AND OTHER DEBIT ACCOUNTS
               Service Company Property
     101       Service company property                                                              $ -                     $ -
     107       Construction work in progress                                                         177                     877
                                                                                       ------------------      ------------------
                                                                       Total Property                177                     877
     108       Accumulated provision for depreciation and amortization
                  of service company property                                                          -                       -
                                                                                       ------------------      ------------------
                                                         Net Service Company Property                177                     877
                                                                                       ------------------      ------------------

               Investments
     123       Investment in associate companies                                                       -                       -
     124       Other investments                                                                       -                       -
                                                                                       ------------------      ------------------
                                                                    Total Investments                  -                       -
                                                                                       ------------------      ------------------

               Current and Accrued Assets
     131       Cash                                                                                    -                       -
     134       Special deposits                                                                        -                       -
     135       Working funds                                                                           -                       -
     136       Temporary cash investments                                                              -                       -
     141       Notes receivable                                                                        -                       -
     143       Accounts receivable                                                                 1,044                    (203)
     144       Accumulated provision for uncollectible accounts                                        -                       -
     146       Accounts receivable from associate companies                                       22,288                  51,235
     152       Fuel stock expenses undistributed                                                       -                       -
     154       Materials and supplies                                                                  -                       -
     163       Stores expense undistributed                                                            -                       -
     165       Prepayments                                                                            18                      77
     174       Miscellaneous current and accrued assets                                                -                      13
                                                                                       ------------------      ------------------
                                                     Total Current and Accrued Assets             23,350                  51,122
                                                                                       ------------------      ------------------

               Deferred Debits
     181       Unamortized debt expense                                                                -                       -
     184       Clearing accounts                                                                       -                       -
     186       Miscellaneous deferred debits                                                           -                       -
     188       Research, development or demonstration expenditures                                     -                      47
     190       Accumulated deferred income taxes                                                    (947)                    619
                                                                                       ------------------      ------------------
                                                                Total Deferred Debits               (947)                    666
                                                                                       ------------------      ------------------

               Total Assets and Other Debit Accounts                                            $ 22,580                $ 52,665
                                                                                       ==================      ==================


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                                        As of December 31,
                                                                                        ------------------------------------------
 ACCOUNT                                     DESCRIPTION                                      2002                    2001
----------      ----------------------------------------------------------------------- ------------------      ------------------

                 LIABILITIES AND OTHER CREDIT ACCOUNTS
                Proprietary Capital
      201       Common stock issued                                                              $ (2,206)               $ (2,206)
      211       Miscellaneous paid-in-capital                                                           -                    (206)
      215       Appropriated retained earnings                                                          -                       -
      216       Unappropriated retained earnings                                                      166                     219
                                                                                        ------------------      ------------------
                                                             Total Proprietary Capital             (2,040)                 (2,193)
                                                                                        ------------------      ------------------

                Long-Term Debt
      223       Advances from associate companies                                                  10,126                  10,126
      224       Other long-term debt                                                                    -                       -
      225       Unamortized premium on long-term debt                                                   -                       -
      226       Unamortized discount on long-term debt                                                  -                       -
                                                                                        ------------------      ------------------
                                                                  Total Long-Term Debt             10,126                  10,126
                                                                                        ------------------      ------------------

                Current and Accrued Liabilities
      231       Notes payable                                                                           -                       -
      232       Accounts payable                                                                    5,728                   8,412
      233       Notes payable to associate companies                                                    -                       -
      234       Accounts payable to associate companies                                             3,775                  28,462
      236       Taxes accrued                                                                        (452)                     35
      237       Interest accrued                                                                        -                       -
      238       Dividends declared                                                                      -                       -
      241       Tax collections payable                                                              (114)                   (152)
      242       Miscellaneous current and accrued liabilities                                       5,561                   6,601
                                                                                        ------------------      ------------------
                                                 Total Current and Accrued Liabilities             14,498                  43,358
                                                                                        ------------------      ------------------

                Deferred Credits
      253       Other deferred credits                                                                  -                       -
      255       Accumulated deferred investment tax credits                                             -                       -
                                                                                        ------------------      ------------------
                                                                Total Deferred Credits                  -                       -
                                                                                        ------------------      ------------------

                Accumulated Deferred Income Taxes
      282       Accumulated deferred income taxes                                                      (4)                  1,374
                                                                                        ------------------      ------------------
                                                     Accumulated Deferred Income Taxes                 (4)                  1,374
                                                                                        ------------------      ------------------

                Total Liabilities and Other Credit Accounts                                      $ 22,580                $ 52,665
                                                                                        ==================      ==================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                 BALANCE AT                                                            BALANCE
                                                 BEGINNING                         RETIREMENTS        OTHER (1)       AT CLOSE
ACCOUNT               DESCRIPTION                 OF YEAR         ADDITIONS          OR SALES          CHANGES         OF YEAR
-----------   -----------------------------   ----------------  ---------------  -----------------  --------------  --------------
  107         Construction Work in Progress             $ 877              $ -                $ -          $ (700)          $ 177
                                              ================  ===============  =================  ==============  ==============


     (1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          Purchased meters transferred to KeySpan Gas East Corporation and The Brooklyn Union Gas Company.


     (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

          NONE


     (3)  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          NONE


     (4)  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          Computer Hardware Purchases
          Office Furniture Purchases


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                              BALANCE AT        ADDITIONS                             OTHER            BALANCE
                                              BEGINNING        CHARGED TO                            CHARGES          AT CLOSE
ACCOUNT              DESCRIPTION               OF YEAR          ACCT. 403        RETIREMENTS       ADD/(DEDUCT)        OF YEAR
------------  ---------------------------  ----------------  ----------------  ----------------  -----------------  --------------
  108         ACCUMULATED PROVISION
              FOR DEPRECIATION AND
              AMORTIZATION OF SERVICE
              COMPANY PROPERTY                         $ -               $ -               $ -                $ -             $ -
                                           ================  ================  ================  =================  ==============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account   124  -  Other   Investments,   state  each   investment
               separately,  with  description,  including  the  name of  issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                 BALANCE AT                BALANCE AT
                                                                 BEGINNING                   CLOSE OF
                        DESCRIPTION                               OF YEAR                      YEAR
                -----------------------------                 -----------------          -----------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                            $ -                        $ -
                                                              =================          =================


ACCOUNT 124 - OTHER INVESTMENTS                                            $ -                        $ -
                                                              =================          =================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                   $ -                        $ -
                                                              =================          =================


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                           BALANCE AT             BALANCE AT
                                                                           BEGINNING               CLOSE OF
                        DESCRIPTION                                         OF YEAR                  YEAR
                -----------------------------                           -----------------       ----------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                KeySpan Corporate Services LLC                                   $ 5,588              $ (20,049)
                KeySpan Engineering & Survey, Inc.                                   165                    124
                KeySpan Electric Services LLC                                     20,645                 21,918
                KeySpan Generation LLC                                             3,242                    211
                KeySpan Energy Trading Services LLC                                    1                    224
                KeySpan Gas East Corporation                                       8,315                  9,905
                The Brooklyn Union Gas Company                                     9,213                 12,529
                KeySpan Corporation                                                4,056                 (2,559)
                KeySpan Ravenswood Services Corp.                                    (18)                   (17)
                KeySpan Energy Development Corporation                                31                      6
                KeySpan Services, Inc.                                                (4)                   (10)
                Boston Gas Company                                                     1                      4
                Colonial Gas Company                                                   -                      1
                Energy North Natural Gas Company                                       -                      1
                                                                        -----------------       ----------------

                TOTAL                                                           $ 51,235               $ 22,288
                                                                        =================       ================


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to
               fuel  stock  expenses   during  the  year  and  indicate   amount
               attributable to each associate company.  Under the section headed
               "Summary"  listed  below  give  an  overall  report  of the  fuel functions performed by the service company.


                    DESCRIPTION                                  LABOR                 EXPENSES                 TOTAL
                ----------------------------------------     ---------------         --------------         ---------------
ACCOUNT 152 - FUEL STOCK EXPENSES
                UNDISTRIBUTED                                           $ -                    $ -                     $ -
                                                             ===============         ==============         ===============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                        DESCRIPTION                    LABOR                      EXPENSES                      TOTAL
                -----------------------------      --------------              ---------------              ---------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                   $ -                          $ -                          $ -
                                                   ==============              ===============              ===============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                        BALANCE AT                  BALANCE AT
                                                                        BEGINNING                     CLOSE OF
                        DESCRIPTION                                      OF YEAR                        YEAR
                -----------------------------                        -----------------             ----------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

                Rent Receivable                                                  $ 13                          $ -
                                                                     =================             ================


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                              BALANCE AT                 BALANCE AT
                                                              BEGINNING                    CLOSE OF
                        DESCRIPTION                            OF YEAR                       YEAR
                -----------------------------               ---------------              --------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                            $ -                         $ -
                                                            ===============              ==============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

        DESCRIPTION                                                                          AMOUNT
     -------------------                                                                 ---------------
GAS RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
     Gas R&D - End Use
         Distributed Generation                                                                   $ 415
         Gas Cooling                                                                                133
         NGV                                                                                         96
         Plug Power                                                                                  56
         Miscellaneous Projects                                                                       9

     Gas R&D - Millennium Fund
         Gas Network Maintenance                                                                  1,556
         Miscellaneous Projects                                                                      42

     Gas R&D - Operation Network
         Cast Iron Retention                                                                         44
         Excavation & Restoration                                                                    18
         Maintain PE Pipe                                                                             1
         Repair Technologies                                                                          7
         Trenchless Technology                                                                       11
         Maintenance of Steel Pipe                                                                   39
         Miscellaneous Projects                                                                     740

     Gas R&D - Operation System-Environmental
         Environmental and Safety Projects                                                            5
         Wireless Communication Projects                                                             37
         Miscellaneous Projects                                                                       3

     Gas R&D - Administrative Support                                                             1,080
                                                                                         ---------------

     SUB-TOTAL                                                                                  $ 4,292

Total amount billed back to associated companies are listed below:

     The Brooklyn Union Gas Company                                                              (2,797)
     KeySpan Gas East Corporation                                                                (1,495)
                                                                                         ---------------

     TOTAL                                                                                          $ -
                                                                                         ===============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                             SCHEDULE X (Continued)
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

         DESCRIPTION                                                          AMOUNT
    ----------------------                                                 --------------
ELECTRIC RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
    Clean Energy
       H Power Fuel Cell                                                        $ 98
       Offshore Wind Feasibility Study                                           165
       Electric Vehicle Assessment                                                65
       Advanced Direct Exchange Geothermal Technology                            181
       Optimization & Fabrication of PEM Fuel Cell BiPolar Plates                109
       Fosdick Wind Turbines                                                      15
       Utility Wind Industry Group                                                 3
       Microturbine Hybrid Electric Bus                                          188
       LI Ducks Stadium Photovoltaic Project                                       6
       Jones Beach Photovoltaic Project                                           21
       Distributed Generation Fuel Cell Demonstration                          3,298
       Town of Huntington Clean Energy Demonstration                              10
       LI Photovoltaic Performance Verification Project                           68
       Protective Mesh for Fuel Tanks                                             26
       Shelter Island Wind Project                                                18
       Electricity Generation using Microturbines Fueled by Landfill Gas          10
       Wave Power Generation and Mitigation of Beach Erosion                      95
       LI Farm Bureau Wind Project                                               609
       Fala Photovoltaic Project                                               3,435
       Clean Energy Miscellaneous Expenses                                        44
                                                                           ----------
                                                                             $ 8,464
                                                                           ----------

    Electric Operations
       Harmonic Load Model                                                       $ 5
       Advanced Cable Assessment Technology                                       15
       Alternate Dialectric Fluids                                                 4
       Load Pocket Forecasting                                                   125
       Short Range Area Planning and Load Forecasting                            154
       Technoform Cable Splice                                                    19
       Advanced Technologies for Overhead Transmission                           100
       Substation Communication System                                           117
       EPRI CEIDS - Energy Solutions for End-Use Digital Applications            375
       Phase Angle as Indicator of Voltage Collapse                               61
       Subsurface Oil Recovery Utilizing Down Well Oil Skimming                   34
       Electric Operations Miscellaneous Expenses                                 80
                                                                           ----------
                                                                             $ 1,089
                                                                           ----------

    Electric Production
       Ultrasonic Measures to Prevent Mussels in Intakes                        $ 32
       Tie EMS and Plant Data                                                    188
       Monitor Wireless Gauging Technology at Port Jefferson                      73
       Wireless Fuel Level Control System at Northport                            98
       CBC Filled Wire Mesh Composite Capping for Retaining Berm Foundation       16
       Powere Recovery by Direct Spray into IC Compressor                        121
       Fuel Additive for Opacity Emissions Control                               136
       Coating of Internal Combustion Turbine Blades                               4
       Recycle Waste Water at Northport                                           10
       Strain Gauges at Northport                                                 47
       Pigging Project at Northport                                              135
       Boiler Tuning at Northport                                                 28
       Data Logger at Northport                                                   33
       Nox Burner Tips at Port Jefferson                                          25
       Remote GT Intelligent Site Monitoring System                                6
       Online Health Monitoring                                                   26
       EPRI Fish                                                                 133
       Pedestal Coating Repair                                                    53
       Lubrication Oil Management and Analysis Program                            28
       Ultrasonic Flow at Wading River IC                                         15
       Production Miscellaneous Expense                                           58
                                                                           ----------
                                                                             $ 1,265
                                                                           ----------

    SUB-TOTAL                                                               $ 10,818

Total amount billed back to associated companies are listed below:

    KeySpan Electric Services LLC                                            (10,818)

                                                                           ----------
    TOTAL                                                                        $ -
                                                                           ==========


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                         NUMBER OF         PAR OR STATED          OUTSTANDING
   ACCOUNT                                                SHARES               VALUE                AT CLOSE
    NUMBER                 CLASS OF STOCK               AUTHORIZED           PER SHARE             OF PERIOD
---------------  -----------------------------------  ----------------  -------------------- -----------------------
     201         Common Stock Issued                      1 SHARE                -           NO. OF SHARES
                                                                                                                  1
                                                                                             TOTAL AMOUNT
                                                                                                           $ (2,206)


INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                     AMOUNT
-----------------                                         --------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                               $ -


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                              $ -
                                                          --------------------

TOTAL                                                                     $ -
                                                          ====================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                     BALANCE AT                                                    BALANCE AT
                                      BEGINNING         NET INCOME           DIVIDENDS               CLOSE
DESCRIPTION                            OF YEAR           OR (LOSS)             PAID                 OF YEAR
-----------------                 ------------------  ----------------  -------------------- -----------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                         $ 219             $ (53)                  $ -                   $ 166
                                  ------------------  ----------------  -------------------- -----------------------

TOTAL                                         $ 219             $ (53)                  $ -                   $ 166
                                  ==================  ================  ==================== =======================


Net Loss represents the following:
     Net Income before Taxes                                     $ 39
     Less:  State Income Tax Expense                               12
     Less:  Federal  Income Tax Expense                            80
                                                      ----------------
     Net Loss (Loss) after Taxes                                $ (53)
                                                      ================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates                          $ 3
     Return on Equity                                              36
                                                      ----------------
     Total                                                       $ 39
                                                      ================


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for  advances on notes,  and advances on open  account.  Names of associate  companies  from which  advances were received shall be shown  under the  class and  series  of  obligation  column.  For
               Account 224 - Other Long-Term Debt,  provide the name of creditor company  or  organization,  terms  of  the  obligation,  date  of
               maturity,   interest   rate,   and  the  amount   authorized  and
               outstanding.

                            TERMS OF OBLIG     DATE                             BALANCE AT                              BALANCE AT
                            CLASS & SERIES      OF       INTEREST    AMOUNT     BEGINNING                     (1)          CLOSE
     NAME OF CREDITOR       OF OBLIGATION    MATURITY      RATE    AUTHORIZED    OF YEAR      ADDITIONS   DEDUCTIONS      OF YEAR
--------------------------- --------------- ----------- --------- ------------ ------------- ------------ ------------- ------------
KeySpan Corporation - Parent Promissory Note 11/15/2005   7.25%      $ 700,000     $ 10,126          $ -           $ -     $ 10,126
                                                                               ============= ============ ============= ============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                               BALANCE AT               BALANCE AT
                                                                               BEGINNING                 CLOSE OF
                        DESCRIPTION                                             OF YEAR                    YEAR
                -----------------------------                               -----------------         ----------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                       $ -                      $ -
                                                                            =================         ================






ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                KeySpan Corporation                                                  $ 3,533                  $ 2,687
                KeySpan Corporate Services LLC                                        24,929                    1,073
                KeySpan Engineering & Survey Inc.                                          -                       15
                                                                            -----------------         ----------------

                TOTAL                                                               $ 28,462                  $ 3,775
                                                                            =================         ================




ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                Accrued Vacation                                                     $ 2,263                  $ 2,462
                Accrued Incentive Compensation                                         4,111                    2,716
                401K Supplemental - Executives                                             1                        -
                Employee 401K Match                                                        -                      142
                Officers' Deferred Stock Unit Plan 20% Match                               -                        4
                Accrued Interest on Deferred Compensation                                226                      237
                                                                            -----------------         ----------------

                TOTAL                                                                $ 6,601                  $ 5,561
                                                                            =================         ================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Utility Services LLC ("KUS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KUS and KEDNY, KEDLI, KeySpan Electric and KeySpan Energy Trading Services LLC (collectively, the "Client Companies"), KUS provides the following services to these companies: (a) complete fuel management services including the purchase, sale, movement, transfer, accounting and administration of gas quantities (b) planning, formulation and implementation of sales and marketing programs (c) gas supply transmission and distribution planning as it relates to safety, reliability, expansion and load handling (d) research and development relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and (e) purchase, repair and refurbishing of meter operations.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly charged where possible 2) allocated using the appropriate allocation ratio c) any residuals are allocated using the appropriate allocation ratio. The allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies (Continued)

The financial statements presented herein include the years ended December 31, 2002 and December 31, 2001. The accounting records of KUS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 142, among other things, goodwill is no longer required to be amortized and is to be tested for impairment at least annually. The initial impairment test was to be performed within six months of adopting SFAS 142 using a discounted cash flow method, compared to a undiscounted cash flow method allowed under a previous standard. Any amounts impaired using data as of January 1, 2002, was to be recorded as a "Cumulative Effect of an Accounting Change". Any amounts impaired using data after the initial adoption date will be recorded as an operating expense. At the present time, the Company does not have goodwill or intangible assets.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long- lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies (Continued)

be eliminated from the ongoing operations of the entity in a disposal transaction. For 2002, implementation of this Statement did not have any effect on our results of operations and financial position.

In June of 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability recognition for Certain
Employee Termination benefits and Other Costs to Exit an Activity". This Statement is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. Adoption of this Statement is not expected to have any effect on our results of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. At the present time, the Company does not have any arrangements with variable interest entities.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 2.  Postretirement Benefits

Pension: KUS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KUS). Pension income attributed to KUS for the years ended December 31, 2002 and 2001, was approximately $2.5 million and $6.2 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KUS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KUS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KUS). KUS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KUS for the years ended December 31, 2002 and 2001, was approximately $4.1 million and $2.8 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KUS.

Note 3.  Notes Payable to Associate Companies

KUS had $10.1 million of notes payable to KeySpan at December 31, 2002 and 2001. The interest rate on these notes is 7.25% and is related to a certain outstanding series of debt of KeySpan which have a maturity date of November 15, 2005. This debt supports a capital structure of 90% debt and 10% equity as prescribed by the SEC.

The fair value of the debt at December 31, 2002 and 2001 was $11.3 and $10.7 million, respectively.

Note 4.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)



Note 5.  Financial Guarantees

KUS has jointly and severally guaranteed approximately $602 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-8.20%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KCS, and KeySpan Electric Services.

In March, 2003, KeySpan called $447 million of the above Notes, leaving only $155 million subject to guarantee. The remaining debt has maturity dates from 2016 through 2025 and interest rates from 5.15% to 5.30%.

Note 6.  Operating Leases

Since the beginning of 2001, substantially all leases are the obligation of KCS. KUS records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in KCS company billings, are reflected in Operations and Maintenance expense in the Statement of Income.


Note 7. Income Tax

The Company will file a consolidated federal income tax return for calendar year 2001 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

--------------------------------------------------------------------------------
                                                       (In Thousands of Dollars)
--------------------------------------------------------------------------------
                                        Year Ended               Year Ended
                                       December 31,             December 31,
                                           2002                     2001
--------------------------------------------------------------------------------
Current federal income tax                      $ (96)              $ (2,000)
Deferred federal income tax                       176                   2000
--------------------------------------------------------------------------------
Total income tax expense                         $ 80                    $ -
================================================================================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 7. Income Tax (Continued)

The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:


--------------------------------------------------------------------------------------------------------
                                                                               (In Thousands of Dollars)
--------------------------------------------------------------------------------------------------------
                                                              December 31,             December 31,
                                                                  2002                     2001
--------------------------------------------------------------------------------------------------------
Benefits of tax loss carryforwards                                $ 387                       $ 620
Pension liability                                                (4,969)                     (1,688)
Postretirement benefit                                            3,059                       1,155
Accrued vacation                                                    821                         627
Other                                                              (241)                     (1,469)

--------------------------------------------------------------------------------------------------------
Net deferred tax liability                                       $ (943)                     $ (755)
========================================================================================================






The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%.


------------------------------------------------------------------------------------------------
                                                                      (In Thousands of Dollars)
------------------------------------------------------------------------------------------------
                                                           Year Ended               Year Ended
                                                          December 31               December 31
                                                              2002                     2001
------------------------------------------------------------------------------------------------
Computed at the statutory rate                                       $ 8                    $ 1
Adjustments related to:
Accrual to return adjustment                                          21
    Permanent differences                                             35
Other items -net                                                      16                     (1)
------------------------------------------------------------------------------------------------
Total income tax expense                                            $ 80                    $ -
================================================================================================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------------

                                                                                          YEAR                      YEAR
                                                                                         ENDED                      ENDED
    ACCOUNT                                       DESCRIPTION                          12/31/2002                12/31/2001
-------------------------------------------------------------------------------------------------------      --------------------
          INCOME
457.1            SERVICES RENDERED TO ASSOCIATE COMPANIES                                     $ 41,160                  $ 25,222
457.2            SERVICES RENDERED TO ASSOCIATE COMPANIES                                       49,885                    48,552
457.3            SERVICES RENDERED TO ASSOCIATE COMPANIES                                        2,199                     1,750
                                                                                  ---------------------      --------------------
                                                  TOTAL INCOME                                $ 93,244                  $ 75,524
                                                                                  ---------------------      --------------------
         EXPENSE
572              MAINTENANCE OF UNDERGROUND LINES                                                 $ 24                      $ 39
874              MAINS & SERVICES EXPENSES                                                          26                        55
879              CUSTOMER INSTALLATION EXPENSES                                                    824                       746
910              CUSTOMER ASSISTANCE EXPENSES                                                    3,415                     3,027
916              SALES DEMONSTRATION AND SELLING EXPENSES                                       25,066                    24,454
917              PROMOTIONAL ADVERTISING EXPENSES                                                2,783                     2,162
918              MISCELLANEOUS SALES PROMOTION EXPENSES                                          1,193                     1,119
920              SALARIES AND WAGES                                                             12,436                    10,395
921              OFFICE SUPPLIES AND EXPENSES                                                    5,607                     5,763
925              INJURIES AND DAMAGES                                                                -                         -
926              EMPLOYEE PENSIONS AND BENEFITS                                                      -                         -
930.2            MISCELLANEOUS GENERAL EXPENSES                                                 10,830                         -
940              SERVICE COMPANY EXPENSES TO CAPITAL                                            13,908                     9,842
961              BUILDING SERVICE EXPENSES                                                           -                        (7)
984              SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                                  14,931                    16,179
408              TAXES OTHER THAN INCOME                                                            14                         -
409              INCOME TAXES                                                                      (96)                   (2,000)
410              PROVISION FOR DEFERRED INCOME TAXES                                               176                     2,000
411              PROVISION FOR DEFERRED INCOME TAXES-CR.                                             -                         -
419              INTEREST AND DIVIDEND INCOME                                                       (4)                       (1)
426.5            OTHER DEDUCTIONS                                                                    -                         -
427              INTEREST ON LONG-TERM DEBT                                                          -                     1,277
428              AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                           -                         1
430              INTEREST ON DEBT TO ASSOCIATE COMPANIES                                         2,153                       226
431              OTHER INTEREST EXPENSE                                                             11                       246
                                                                                  ---------------------      --------------------
                                                 TOTAL EXPENSE                                $ 93,297                  $ 75,523
                                                                                  ---------------------      --------------------

                                                                                  ---------------------      --------------------
                 NET INCOME OR (LOSS)                                                            $ (53)                      $ 1
                                                                                  =====================      ====================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------------
                                                             DIRECT           INDIRECT           COMPENSATION          TOTAL
               NAME OF ASSOCIATE COMPANY                     COSTS             COSTS              FOR USE OF          AMOUNT
                                                            CHARGED           CHARGED               CAPITAL           BILLED
---------------------------------------------------------------------------------------------------------------------------------
                                                             457-1             457-2                 457-3
Boston Gas Company                                                  $ -                  $ 4                   $ -           $ 4
Colonial Gas Company                                                  -                    1                     -             1
Energy North Natural Gas, Inc.                                        -                    1                     -             1
KeySpan Electric Services LLC                                     9,700                  716                   301        10,717
KeySpan Generation LLC                                            1,260                  119                    30         1,409
KeySpan Energy Development Corporation                               33                    -                     -            33
KeySpan Gas East Corporation                                     16,338               16,892                   823        34,053
The Brooklyn Union Gas Company                                   12,847               32,149                 1,045        46,041
KeySpan Ravenswood Services Corp.                                     1                    1                     -             2
THEC Holdings Corp.                                                   -                    1                     -             1
KeySpan Energy Trading Services LLC                                 977                    -                     -           977
KeySpan Spagnoli Road Energy Center                                   4                    -                     -             4
KeySpan Services Inc.                                                 -                    1                     -             1
                                                         ------------------------------------------------------------------------

                         TOTAL                                 $ 41,160             $ 49,885               $ 2,199      $ 93,244
                                                         ========================================================================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

----------------------------------------------------------------------------------------------------------------------
                                                     DIRECT        INDIRECT          COMPENSATION           TOTAL
    NAME OF ASSOCIATE COMPANY                        COSTS           COSTS            FOR USE OF           AMOUNT
                                                    CHARGED         CHARGED             CAPITAL            BILLED
----------------------------------------------------------------------------------------------------------------------
                                                     458-1           458-2               458-3



                                                 ---------------------------------------------------------------------
              TOTAL                                         $ -             $ -                     $ -           $ -
                                                 =====================================================================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their  separate  analysis of billing schedules.



                                         -------------------------------------------------------------------------------------------
                                           ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                         ------------------------------ ----------------------------- ------------------------------
                                         DIRECT        INDIRECT          DIRECT    INDIRECT             DIRECT    INDIRECT
ACCOUNT           DESCRIPTION             COST           COST     TOTAL    COST     COST     TOTAL       COST       COST      TOTAL
----------------------------------------------------------------------- ----------------------------- ------------------------------
572      Maintenance of Underground
             Lines                          $ 24        $ -       $ 24     $ -      $ -        $ -       $ 24        $ -       $ 24
874      Mains and Services Expenses           -         26         26       -        -          -          -         26         26
879      Customer Installation Expenses      824          -        824       -        -          -        824          -        824
910      Customer Assistance Expenses      2,861        554      3,415       -        -          -      2,861        554      3,415
916      Sales Demonstration and Selling
            Expenses                      21,559      3,507     25,066       -        -          -     21,559      3,507     25,066
917      Promotional Advertising Expenses      -      2,783      2,783       -        -          -          -      2,783      2,783
918      Miscellaneous Sales Promotion
            Expenses                           -      1,193      1,193       -        -          -          -      1,193      1,193
920      Salaries and Wages                1,100     11,336     12,436       -        -          -      1,100     11,336     12,436
921      Office Supplies and Expenses        343      5,264      5,607       -        -          -        343      5,264      5,607
923      Outside Services Employed             -          -          -       -        -          -          -          -          -
924      Property Insurance                    -          -          -       -        -          -          -          -          -
926      Employee Pensions and Benefits        -          -          -       -        -          -          -          -          -
928      Regulatory Commission Expenses        -          -          -       -        -          -          -          -          -
930.1    Institutional or Goodwill
             Advertising                       -          -          -       -        -          -          -          -          -
930.2    Miscellaneous General Expenses   10,818         12     10,830       -        -          -     10,818         12     10,830
931      General Rents                         -          -          -       -        -          -          -          -          -
940      Services Company Expenses to
             Capital                       3,963      9,945     13,908       -        -          -      3,963      9,945     13,908
961      Building Service Expenses             -          -          -       -        -          -          -          -          -
984      Services Company Expenses to
             Clearing Accounts              (332)    15,263     14,931       -        -          -       (332)    15,263     14,931
403      Depreciation Expense                  -          -          -       -        -          -          -          -          -
404      Amortization of Limited-Term
             Plant                             -          -          -       -        -          -          -          -          -
408      Taxes Other Than Income Taxes -
             Payroll & State Excise            -          2          2       -        -          -          -          2          2
421      Miscellaneous Nonoperating
             Income                            -          -          -       -        -          -          -          -          -
421.1    Gain on Disposition of Property       -          -          -       -        -          -          -          -          -
426.1    Donations                             -          -          -       -        -          -          -          -          -
426.4    Expenditures for Certain Civic,
             Political and Related Act.        -          -          -       -        -          -          -          -          -
426.5    Other Deductions                      -          -          -       -        -          -          -          -          -
                                         ------------------------------ ---------------------------- -------------------------------
                   SUB-TOTAL EXPENSES     41,160     49,885     91,045       -        -          -     41,160     49,885     91,045
408      Taxes Other Than Income Taxes -
             Other                             -          -         12       -        -          -          -          -         12
409      Income Taxes                          -          -        (96)      -        -          -          -          -        (96)
410      Provision for Deferred Income
             Taxes                             -          -        176       -        -          -          -          -        176
419      Interest and Dividend Income          -          -         (4)      -        -          -          -          -         (4)
427      Interest on Long-term Debt            -          -          -       -        -          -          -          -          -
428      Amortization of Debt Discount
             and Expense                       -          -          -       -        -          -          -          -          -
430      Interest on Debt to Associated
             Companies                         -          -      2,153       -        -          -          -          -      2,153
431      Other Interest Expense                -          -         11       -        -          -          -          -         11
                                         ------------------------------ ---------------------------- -------------------------------
         TOTAL COST OF SERVICE           $41,160   $ 49,885    $93,297     $ -      $ -        $ -   $ 41,160   $ 49,885   $ 93,297
                                         ============================== ============================ ===============================


                ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For
                        the Year Ended December 31, 2002

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                         DEPARTMENT OR SERVICE FUNCTION

                                                                       Corporate                    Gas          Field     KeySpan
                                                 Total                    Cost         Gas       Marketing    Operations   Trading
ACCOUNT                     DESCRIPTION          Amount     Overhead     Center    Engineering    & Sales       Support   Services
------------------------------------------------------------------------------------------------------------------------------------
572         Maintenance of Underground Lines        $ 24          $ 9        $ -          $ 15         $ -           $ -        $ -
874         Mains and Services Expenses               26           10          -            16           -             -          -
879         Customer Installation Expenses           824          316          -             -         508             -          -
910         Customer Assistance Expenses           3,415        1,097          -             -       2,318             -          -
916         Sales Demonstration and Selling
                Expenses                          25,066        3,209       (150)            -      22,007             -          -
917         Promotional Advertising Expenses       2,783            -          -             -       2,783             -          -
918         Miscellaneous Sales Promotion
                Expenses                           1,193          408          -             -         785             -          -
920         Salaries and Wages                    12,436        4,616          -           457       4,911           377      1,569
921         Office Supplies and Expenses           5,607            5          -         2,634       2,417           160        366
923         Outside Services Employed                  -            -          -             -           -             -          -
924         Property Insurance                         -            -          -             -           -             -          -
926         Employee Pensions and Benefits             -       (5,570)     1,556             -           -             -          -
928         Regulatory Commission Expenses             -            -          -             -           -             -          -
930.1       Institutional or Goodwill
                Advertising                            -            -          -             -           -             -          -
930.2       Miscellaneous General Expenses        10,830            -          -             -           -             -          -
931         General Rents                              -            -          -             -           -             -          -
940         Services Company Expenses             13,908        1,241          -         3,346         993         5,566          -
961         Building Service Expenses                  -            -          -             -           -             -          -
984         Services Company Expenses to
                Clearing Accounts                 14,931        4,346          -         3,942         108         2,171          -
403         Depreciation Expense                       -            -          -             -           -             -          -
404         Amortization of Limited-Term Plant         -            -          -             -           -             -          -
408         Taxes Other Than Income Taxes -
                Payroll & State Excise                 2       (2,602)     2,604             -           -             -          -
421         Miscellaneous Nonoperating Income          -            -          -             -           -             -          -
421.1       Gain on Disposition of Property            -            -          -             -           -             -          -
426.1       Donations                                  -            -          -             -           -             -          -
426.4       Expenditures for Certain Civic,
                Political and Related Act.             -            -          -             -           -             -          -
426.5       Other Deductions                           -            -          -             -           -             -          -
                                                 -----------------------------------------------------------------------------------
                      SUB-TOTAL EXPENSES          91,045        7,085      4,010        10,410      36,830         8,274      1,935
408         Taxes Other Than Income Taxes -
                Other                                 12            -         12             -           -             -          -
409         Income Taxes                             (96)           -        (96)            -           -             -          -
410         Provision for Deferred Income
                Taxes                                176            -        176             -           -             -          -
419         Interest and Dividend Income              (4)           -         (4)            -           -             -          -
427         Interest on Long-term Debt                 -            -          -             -           -             -          -
428         Amortization of Debt Discount
                and Expense                            -            -          -             -           -             -          -
430         Interest on Debt to Associated
                Companies                          2,153            -      2,153             -           -             -          -
431         Other Interest Expense                    11            -         11             -           -             -          -
                                                 -----------------------------------------------------------------------------------
            TOTAL COST OF SERVICE                $93,297      $ 7,085    $ 6,262      $ 10,410    $ 36,830       $ 8,274    $ 1,935
                                                 ===================================================================================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                         DEPARTMENT OR SERVICE FUNCTION

                                                    Production       Compensation                                        Inspection/
                                                        and               &             Electric       Performance        Mandated
ACCOUNT                  DESCRIPTION                  Control          Benefits         Planning       Measurement        Programs
-----------------------------------------------------------------------------------------------------------------------------------
572    Maintenance of Underground Lines                   $ -                $ -            $ -                $ -             $ -
874    Mains and Services Expenses                          -                  -              -                  -               -
879    Customer Installation Expenses                       -                  -              -                  -               -
910    Customer Assistance Expenses                         -                  -              -                  -               -
916    Sales Demonstration and Selling
         Expenses                                           -                  -              -                  -               -
917    Promotional Advertising Expenses                     -                  -              -                  -               -
918    Miscellaneous Sales Promotion
         Expenses                                           -                  -              -                  -               -
920    Salaries and Wages                                   -                  -            506                  -               -
921    Office Supplies and Expenses                         -                  -             25                  -               -
923    Outside Services Employed                            -                  -              -                  -               -
924    Property Insurance                                   -                  -              -                  -               -
926    Employee Pensions and Benefits                       -              4,014              -                  -               -
928    Regulatory Commission Expenses                       -                  -              -                  -               -
930.1  Institutional or Goodwill
         Advertising                                        -                  -              -                  -               -
930.2  Miscellaneous General Expenses                       -                 12         10,818                  -               -
931    General Rents                                        -                  -              -                  -               -
940    Services Company Expenses                        2,586                  -              5                171               -
961    Building Service Expenses                            -                  -              -                  -               -
984    Services Company Expenses to
         Clearing Accounts                              1,457                  -              -              1,531           1,376
403    Depreciation Expense                                 -                  -              -                  -               -
404    Amortization of Limited-Term Plant                   -                  -              -                  -               -
408    Taxes Other Than Income Taxes -
         Payroll & State Excise                             -                  -              -                  -               -
421    Miscellaneous Nonoperating Income                    -                  -              -                  -               -
421.1  Gain on Disposition of Property                      -                  -              -                  -               -
426.1  Donations                                            -                  -              -                  -               -
426.4  Expenditures for Certain Civic,
         Political and Related Act.                         -                  -              -                  -               -
426.5  Other Deductions                                     -                  -              -                  -               -
                                                  ---------------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES                     4,043              4,026         11,354              1,702           1,376
408    Taxes Other Than Income Taxes -
         Other                                              -                  -              -                  -               -
409    Income Taxes                                         -                  -              -                  -               -
410    Provision for Deferred Income
         Taxes                                              -                  -              -                  -               -
419    Interest and Dividend Income                         -                  -              -                  -               -
427    Interest on Long-term Debt                           -                  -              -                  -               -
428    Amortization of Debt Discount
         and Expense                                        -                  -              -                  -               -
430    Interest on Debt to Associated
         Companies                                          -                  -              -                  -               -
431    Other Interest Expense                               -                  -              -                  -               -
                                                  ---------------------------------------------------------------------------------
       TOTAL COST OF SERVICE                          $ 4,043            $ 4,026       $ 11,354            $ 1,702         $ 1,376
                                                  =================================================================================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)



                                                       DEPARTMENTAL SALARY EXPENSE
                              ---------------------------------------------------------------------------------
NAME OF DEPARTMENT                                               INCLUDED IN AMOUNTS BILLED TO
------------------------------                   --------------------------------------------------------------    PERSONNEL
Indicate each department         TOTAL                PARENT                OTHER                  NON               END OF
or service function              AMOUNT              COMPANY             ASSOCIATES             ASSOCIATES            YEAR
                              ----------------   -----------------   --------------------   -------------------   ----------------
Gas Engineering                         $ 704                 $ -                  $ 704                   $ -                 56

Gas Marketing & Sales                   7,603                   -                  7,603                     -                253

Field Operations Support                  566                   -                    566                     -                 37

KeySpan Trading Services                2,472                   -                  2,472                     -                 22

Electric Planning                         802                   -                    802                     -                  7

Corporate Cost Center                     289                   -                    289                     -                  7
                              ----------------   -----------------   --------------------   -------------------   ----------------
                              ----------------   -----------------   --------------------   -------------------   ----------------

TOTAL                                $ 12,436                 $ -               $ 12,436                   $ -                382
                              ================   =================   ====================   ===================   ================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2002

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.

                                                                              RELATIONSHIP
                                                     DESCRIPTION OF          "A"= ASSOCIATE
                  FROM WHOM PURCHASED                LARGEST INVOICE       "NA"= NONASSOCIATE        AMOUNT           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Legal Services
2 Other Items less than $100,000         Legal Services                            NA                       $ 17     921/930.2
                                                                                                 ----------------
                                         Subtotal - Legal Services                                          $ 17
                                                                                                 ================

Consulting Services
Research Foundation of the State
  Univ. of NY                            Load Planning and Forecasting             NA                      $ 384       930.2
Accenture LLP                            Marketing                                 NA                        360        921
AWS Scientific Inc.                      Engineering                               NA                        276       930.2
KEMA-ECC Inc.                            Engineering                               NA                        236        940
New York Gas Group                       Engineering                               NA                        204        921
Giannotti Associates                     Engineering                               NA                        178       930.2
Kryos Energy Inc.                        Engineering                               NA                        153        921
SBLM Architects                          CNG Station Design                        NA                        144        921
Steven Winter Associates                 Engineering                               NA                        103       930.2
26 Other Items less than $100,000        Professional Services                     NA                        750   921/984/930.2
                                                                                                 ----------------
                                         Subtotal - Consulting Services                                  $ 2,788
                                                                                                 ================

Technology Services
Entology, Inc.                           Marketing system                          NA                      $ 113        921
7 Other Items less than $100,000         Professional Services                     NA                        208   921/984/930.2
                                                                                                 ----------------
                                         Subtotal - Technology Services                                    $ 321
                                                                                                 ================


                                         TOTAL                                                           $ 3,126
                                                                                                 ================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2002

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service  company.  Such listing should be limited to $25,000.


DESCRIPTION                                                                              AMOUNT
---------------------------                                                         ------------------
Pension                                                                                      $ (2,537)

Employee 401K Match                                                                               695

OPEB Expense                                                                                    4,110

Workers Compensation Claims                                                                       190

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                 3,112
                                                                                    ------------------

SUB-TOTAL                                                                                       5,570

Less:  Costs Distributed to Various Accounts as Labor Burdens                                   5,570
                                                                                    ------------------

TOTAL                                                                                             $ -
                                                                                    ==================


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  930.1 -
               General Advertising Expenses,  classifying the items according to the  nature of the  advertising  and as  defined  in the  account definition. If a particular class includes an amount in excess of
               $3,000  applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


       DESCRIPTION                                NAME OF PAYEE                            AMOUNT
----------------------------------------    -------------------------------------------    -------------
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                        $ -
                                                                                           =============


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2002

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION:   Provide  a  list  of the  amount  included  in  Account  930.2  -
               Miscellaneous  General Expenses,  classifying the items according to their  nature.  Payments  and  expenses  permitted  by Section
               321(b) (2) of the Federal  Election  Campaign  Act, as amended by
               Public  Law  94-284  in 1976 (2  U.S.C.S.  441 (b) (2)  shall  be separately classified.


DESCRIPTION                                                                             AMOUNT
---------------------------                                                          --------------
Various Electric Research, Development or Demonstration Activities                        $ 10,818

Officer's Stock Unit Plan and 20% Match                                                          4

Officer's Long-term Restricted Stock Grant                                                       8
                                                                                     --------------

TOTAL                                                                                     $ 10,830
                                                                                     ==============

        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2002

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION:   Provide a list of the amount  included  in  Account  931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                  AMOUNT
---------------------------                               -------------

ACCOUNT 931 - RENTS                                                $ -
                                                          =============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
               Taxes. Separate the analysis into two groups: (1) other than U.S.
               Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                                                 AMOUNT
-----------------------------                                                            --------------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                            $ 2,602

          State Excise Tax                                                                           2

          State Income Tax                                                                          12
                                                                                         --------------
                                                                                                 2,616

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                  2,602
                                                                                         --------------

          TOTAL                                                                                   $ 14
                                                                                         ==============


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2002

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                      PURPOSE OF DONATION                          AMOUNT
----------------------------------------               ---------------------------------        ----------------
ACCOUNT 426.1 - DONATIONS                                                                             $ -
                                                                                                ================

        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2002

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other
               Deductions, classifying such expenses according to their nature.


DESCRIPTION                             NAME OF PAYEE                AMOUNT
---------------------------             ---------------------     -------------

ACCOUNT 426.5 - OTHER DEDUCTIONS                                           $ -
                                                                  =============
                                                                  =============

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                        SEE NOTES TO FINANCIAL STATEMENTS

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                            $ 177
Total Investments                                                         $ -
Total Current And Accrued Assets                                     $ 23,350
Total Deferred Debits                                                  $ (947)
Balancing Amount for Total Assets and Other Debits                        $ -
Total Assets and Other Debits                                        $ 22,580
Total Proprietary Capital                                            $ (2,040)
Total Long-Term Debt                                                 $ 10,126
Notes Payable                                                             $ -
Notes Payable to Associate Companies                                      $ -
Balancing Amount for Total Current and Accrued Liabilities           $ 14,498
Total Deferred Credits                                                    $ -
Accumulated Deferred Income Tax Credits                                  $ (4)
Total Liabilities and Proprietary Capital                            $ 22,580
Services Rendered to Associate Companies                             $ 93,244
Services Rendered to Nonassociate Companies                               $ -
Miscellaneous Income or Loss                                              $ -
Total Income                                                         $ 93,244
Salaries and Wages                                                   $ 12,436
Employee Pensions and Benefits                                            $ -
Balancing Amount for Total Expenses                                  $ 80,861
Total Expenses                                                       $ 93,297
Net Income (Loss)                                                       $ (53)
Total Cost of Service (Direct Costs)                                 $ 41,160
Total Cost of Service (Indirect Costs)                               $ 49,885
Total Cost of Service (Total)                                        $ 93,297
Number of Personnel End of Year                                           427

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2002

                               ORGANIZATION CHART


                President and Chief Operating Officer

                      Vice President - Energy Supply

                      Vice President - Gas Sales and Marketing

                      Vice President & Controller

                      Vice President & Secretary

                      Vice President & Treasurer

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.  Description of Services Offered by KeySpan Utility Services

1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.


5.   Gas and Electric Transmission and Distribution Planning


Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.


6.    Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.




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



                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)



The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Fuel Management                             sendout
                                                              3-point formula

         Marketing and Sales                                  3-point formula

         Meter Operations                            #of meters

         Research and Development                    3-point formula

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                        3-point formula



Definition of Allocation Factors to be used by KUS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.





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




                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


                      For the Year Ended December 31, 2002

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Utility Services for the year ended December 31, 2002.

In 2002, KeySpan Utility Services initiated short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 2.9137% to 5.5355%. Interest in the amount of $1,347,262 was accrued on these borrowings and was billed to the client companies.

As of December 31, 2002, KeySpan Utility Services had long-term debt outstanding from KeySpan Corporation in the amount of $10,125,957 at an interest rate of 7.25%. Interest of $805,347 was accrued and billed to the client companies.

During 2002, KeySpan Utility Services incurred other interest of $10,549 related to the Deferred Compensation Plan.

KeySpan Utility Services billed $36,000 to associate client companies as compensation for the use of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:


                                     Borrowed        Equity
                                     Capital         Capital          Total
                                 --------------- --------------- ---------------
KeySpan Electric Services LLC         $ 300,574             $ -       $ 300,574
KeySpan Generation LLC                   30,057               -          30,057
KeySpan Gas East Corporation            811,550          12,000         823,550
The Brooklyn Union Gas Company        1,020,977          24,000       1,044,977
                                 --------------- --------------- ---------------
Total                               $ 2,163,158        $ 36,000     $ 2,199,158
                                 =============== =============== ===============



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




                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   KEYSPAN UTILITY SERVICES LLC
                                   ----------------------------
                                          (Name of Reporting Company)




                                   By: /s/ Theresa A. Balog
                                       -----------------------------
                                       (Signature of Signing Officer)

                                       Theresa A. Balog
                                       Vice President and Controller
                                       -----------------------------
                                       (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2003







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